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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                Safety 1st, Inc.
             ------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, $.01 par value
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   786475-10-3
             ------------------------------------------------------
                                 (CUSIP Number)

                              Martin Todtman, Esq.
                    Todtman, Nachamie, Hendler & Spizz, P.C.
                           425 Park Avenue, 5th Floor
                            New York, New York 10022
                                 (212) 754-6262
             ------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                November 19, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 7 pages



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                                                               Page 2 of 7 Pages

                                  SCHEDULE 13D

CUSIP No. 786475-10-3
--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON

     Mark Owens

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)                 [ ]
                                                (b)                 [ ]

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS

         PF

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)

                                                                    [ ]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

--------------------------------------------------------------------------------
                             7)   SOLE VOTING POWER
                                  360,000 Shares

                             ---------------------------------------------------
NUMBER                       8)   SHARED VOTING POWER
OF                                None.
SHARES
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     9)   SOLE DISPOSITIVE POWER
EACH                              360,000 Shares
REPORTING                    ---------------------------------------------------
PERSON                       10)  SHARED DISPOSITIVE POWER
WITH                              None.

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     360,000 Shares

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       [ ]
     SHARES

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.0%   See Item 5

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
       IN



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                                                               Page 3 of 7 Pages

                                  SCHEDULE 13D

CUSIP No. 786475-10-3
----------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

        This Statement relates to shares of common stock, par value $.01 per share (the "Common Shares"), of Safety 1st, Inc., a corporation organized under the laws of the Commonwealth of Massachusetts (the "Issuer"). The principal executive offices of the Issuer are located at 210 Boylston Street, Chestnut Hill, Massachusetts 02167.

ITEM 2. IDENTITY AND BACKGROUND.

        This statement is being filed by Mark Owens.

        The principal occupation of Mr. Owens is that of President of HAJA Capital Corporation, a private investment firm. Its principal office is located at 610 Round Hill Road, Greenwich, Connecticut 06831.

        During the past five years, Mr. Owens has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

        Mark Owens is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The aggregate purchase price (excluding commissions) of all of the Common Shares purchased by Mr. Owens is $2,445,728, and was derived from personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

        All Common Shares of the Issuer's were purchased by Mr. Owens for investment purposes. Mr. Owens believes that the Common Shares represent an attractive investment. Mr. Owens may (but is not committed to) make additional purchases of the Common Shares from time-to-time, but reserves the right to sell all or a portion of the Common Shares.

        Mr. Owens intends to review on a regular basis his investment in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) After the purchase of the Common Shares referred to in Item 5(c) below, Mr. Owens owns 360,000 Common Shares which constitute 5.0% of the Common Shares outstanding according to the Issuer's quarterly report on 10-Q for the period ended September 27, 1997.



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                                                               Page 4 of 7 Pages

                                  SCHEDULE 13D

CUSIP No. 786475-10-3
-------------------------------------------------------------------

        (b) Mr. Owens has the sole power to vote, or to direct the vote, or to direct the sale of, the Common Shares.

        (c) A description of the transactions in the Common Shares by Mr. Owens during the past 60 days is set forth as Schedule 1 hereto and incorporated herein by reference.

        (d) None.

        (e) None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Mr. Owens does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Shares. None of the Common Shares is pledged or otherwise subject to contingency, the occurrence of which would give another person voting or investment power over the Common Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.

                                                               Page 5 of 7 Pages

                                   Schedule 1

======================================================================================================
            TRADE DATE            NUMBER OF SHARES PURCHASED              PRICE PER SHARE
            ----------            --------------------------              ---------------
------------------------------------------------------------------------------------------------------
         October 22, 1997                    3,000                              $5.560
------------------------------------------------------------------------------------------------------
         October 22, 1997                    1,000                               5.810
------------------------------------------------------------------------------------------------------
         October 22, 1997                    3,500                               6.185
------------------------------------------------------------------------------------------------------
         October 22, 1997                    2,500                               6.310
------------------------------------------------------------------------------------------------------
         October 23, 1997                   33,000                               7.060
------------------------------------------------------------------------------------------------------
         October 23, 1997                    5,000                               6.935
------------------------------------------------------------------------------------------------------
         October 23, 1997                    4,500                               6.935
------------------------------------------------------------------------------------------------------
         October 23, 1997                    5,500                               6.873
------------------------------------------------------------------------------------------------------
         October 23, 1997                   10,000                               6.810
------------------------------------------------------------------------------------------------------
         October 24, 1997                    1,000                               6.310
------------------------------------------------------------------------------------------------------
         October 24, 1997                    4,000                               6.560
------------------------------------------------------------------------------------------------------
         October 24, 1997                    6,000                               6.435
------------------------------------------------------------------------------------------------------
         October 27, 1997                   10,000                               6.435
------------------------------------------------------------------------------------------------------
         October 28, 1997                    1,500                               5.560
------------------------------------------------------------------------------------------------------
         October 28, 1997                    2,500                               5.685
------------------------------------------------------------------------------------------------------
         October 28, 1997                    2,000                               5.810
------------------------------------------------------------------------------------------------------
         October 28, 1997                    1,000                               6.185
------------------------------------------------------------------------------------------------------
         October 28, 1997                    3,000                               6.435
------------------------------------------------------------------------------------------------------
         October 29, 1997                   15,000                               6.435
------------------------------------------------------------------------------------------------------
         October 29, 1997                    5,000                               6.310
------------------------------------------------------------------------------------------------------
         October 29, 1997                    5,000                               6.435
------------------------------------------------------------------------------------------------------
         October 30, 1997                   20,000                               6.310
------------------------------------------------------------------------------------------------------
         October 30, 1997                   20,000                               6.248
------------------------------------------------------------------------------------------------------
         October 31, 1997                   10,000                               6.185
------------------------------------------------------------------------------------------------------
         October 31, 1997                    2,000                               6.185
------------------------------------------------------------------------------------------------------
         November 3, 1997                    2,000                               6.310
------------------------------------------------------------------------------------------------------
         November 3, 1997                    5,000                               6.310
------------------------------------------------------------------------------------------------------
         November 4, 1997                    1,000                               6.310
------------------------------------------------------------------------------------------------------


                                                               Page 6 of 7 Pages

======================================================================================================
            TRADE DATE            NUMBER OF SHARES PURCHASED              PRICE PER SHARE
            ----------            --------------------------              ---------------
-------------------------------------------------------------------------------------------------------
        November 12, 1997                   5,000                                $6.685
-------------------------------------------------------------------------------------------------------
        November 12, 1997                   5,000                                 6.685
-------------------------------------------------------------------------------------------------------
        November 12, 1997                  10,000                                 6.685
-------------------------------------------------------------------------------------------------------
        November 12, 1997                   5,000                                 6.560
-------------------------------------------------------------------------------------------------------
        November 13, 1997                  13,000                                 6.560
-------------------------------------------------------------------------------------------------------
        November 13, 1997                   5,000                                 6.498
-------------------------------------------------------------------------------------------------------
        November 14, 1997                  20,000                                 6.498
-------------------------------------------------------------------------------------------------------
        November 17, 1997                  10,000                                 6.560
-------------------------------------------------------------------------------------------------------
        November 17, 1997                   5,000                                 6.560
-------------------------------------------------------------------------------------------------------
        November 17, 1997                   1,000                                 6.810
-------------------------------------------------------------------------------------------------------
        November 18, 1997                  10,000                                 6.873
-------------------------------------------------------------------------------------------------------
        November 18, 1997                   5,000                                 6.873
-------------------------------------------------------------------------------------------------------
        November 18, 1997                     200                                 6.810
-------------------------------------------------------------------------------------------------------
        November 19, 1997                  10,000                                 6.935
-------------------------------------------------------------------------------------------------------
        November 20, 1997                   3,800                                 6.935
=======================================================================================================



*  All of such transactions were made in the open market.



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                                                               Page 7 of 7 Pages

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         /s/ MARK OWENS
                                                         ----------------------
                                                             MARK OWENS

Dated: November 25, 1997